Exhibit 99.2

Notice of Dissolution of Group

As noted in the original Schedule 13G and its subsequent amendments, certain of the Reporting Persons and certain other stockholders listed on Annex A hereto (collectively, the “Stockholders”) were parties to an Amended and Restated Stockholders’ Agreement (the “Stockholders’ Agreement”), dated October 18, 2018, which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto. By virtue of the Stockholders’ Agreement and the obligations and rights thereunder, the Reporting Persons previously acknowledged and agreed that they were acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Exchange Act. On November 18, 2021, the Issuer and the Stockholders executed an amendment to the Stockholders’ Agreement in order to, among other things, remove the TB Co-Investors (as defined in the Stockholders’ Agreement) as parties to such agreement. As a result, the TB Co-Investors, including the Reporting Persons, no longer have any rights or obligations thereunder, subject to Section 6.3 of the Stockholders’ Agreement, and the Reporting Persons are no longer members of a “group” with the other Stockholders within the meaning of Section 13(d) of the Exchange Act. All further filings with respect to transactions in the security reported on will be filed, if required, by the Reporting Persons in their individual capacities.